UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

Old Dominion Freight Line, Inc.

(Name of issuer)

Common Stock, $0.10 par value per share

(Title of class of securities)

679580100

(CUSIP number)

Joel B. McCarty, Jr.

c/o Old Dominion Freight Line, Inc.

500 Old Dominion Way

Thomasville, North Carolina 27360

(336) 889-5000

(Name, address and telephone number of person authorized to receive notices and communications)

October 29, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679580100
1.	Names of reporting persons Earl E. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,861,361
	8.	Shared voting power 210,937
	9.	Sole dispositive power 1,861,361
	10.	Shared dispositive power 210,937
11.	Aggregate amount beneficially owned by each reporting person 2,072,298
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons David S. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,233,940
	8.	Shared voting power 1,188,476
	9.	Sole dispositive power 1,233,940
	10.	Shared dispositive power 1,188,476
11.	Aggregate amount beneficially owned by each reporting person 2,422,416
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Marilyn M. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 121,801
	9.	Sole dispositive power 0
	10.	Shared dispositive power 121,801
11.	Aggregate amount beneficially owned by each reporting person 121,801
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Kathryn L. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 121,801
	9.	Sole dispositive power 0
	10.	Shared dispositive power 121,801
11.	Aggregate amount beneficially owned by each reporting person 121,801
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Helen S. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 514,223
	9.	Sole dispositive power 0
	10.	Shared dispositive power 514,223
11.	Aggregate amount beneficially owned by each reporting person 514,223
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Audrey L. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 632,345
	8.	Shared voting power 2,117,144
	9.	Sole dispositive power 632,345
	10.	Shared dispositive power 2,117,144
11.	Aggregate amount beneficially owned by each reporting person 2,749,489
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Audrey L. Congdon Irrevocable Trust Number Two Dated May 28, 2004
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 45,375
	8.	Shared voting power 0
	9.	Sole dispositive power 45,375
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 45,375
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.1%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John B. Yowell
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,686,493
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,686,493
11.	Aggregate amount beneficially owned by each reporting person 1,686,493
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Seth Morgan Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 121,796
	8.	Shared voting power 0
	9.	Sole dispositive power 121,796
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 121,796
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons Megan Elise Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 121,801
	8.	Shared voting power 0
	9.	Sole dispositive power 121,801
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 121,801
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons Karen C. Pigman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 807,857
	8.	Shared voting power 846,137
	9.	Sole dispositive power 807,857
	10.	Shared dispositive power 846,137
11.	Aggregate amount beneficially owned by each reporting person 1,653,994
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Melissa A. Penley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 121,796
	9.	Sole dispositive power 0
	10.	Shared dispositive power 121,796
11.	Aggregate amount beneficially owned by each reporting person 121,796
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Matthew A. Penley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 121,796
	9.	Sole dispositive power 0
	10.	Shared dispositive power 121,796
11.	Aggregate amount beneficially owned by each reporting person 121,796
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Mark A. Penley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 121,796
	9.	Sole dispositive power 0
	10.	Shared dispositive power 121,796
11.	Aggregate amount beneficially owned by each reporting person 121,796
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,544,955
	8.	Shared voting power 210,937
	9.	Sole dispositive power 2,544,955
	10.	Shared dispositive power 210,937
11.	Aggregate amount beneficially owned by each reporting person 2,755,892
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon, Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,693,652
	8.	Shared voting power 918,927
	9.	Sole dispositive power 1,693,652
	10.	Shared dispositive power 918,927
11.	Aggregate amount beneficially owned by each reporting person 2,612,579
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Susan C. Terry
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 726,827
	8.	Shared voting power 0
	9.	Sole dispositive power 726,827
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 726,827
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Jeffrey W. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,856,828
	8.	Shared voting power 918,927
	9.	Sole dispositive power 1,856,828
	10.	Shared dispositive power 918,927
11.	Aggregate amount beneficially owned by each reporting person 2,775,755
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 307,925
	8.	Shared voting power 0
	9.	Sole dispositive power 307,925
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 307,925
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Mark Ross Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 308,177
	8.	Shared voting power 0
	9.	Sole dispositive power 308,177
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 308,177
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Peter Whitefield Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 280,120
	8.	Shared voting power 0
	9.	Sole dispositive power 280,120
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 280,120
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Michael Davis Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 283,898
	8.	Shared voting power 0
	9.	Sole dispositive power 283,898
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 283,898
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Mary Evelyn Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 283,896
	8.	Shared voting power 0
	9.	Sole dispositive power 283,896
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 283,896
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Kathryn Lawson Terry Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 307,110
	8.	Shared voting power 0
	9.	Sole dispositive power 307,110
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 307,110
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Nathaniel Everett Terry Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 304,866
	8.	Shared voting power 0
	9.	Sole dispositive power 304,866
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 304,866
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Hunter Andrew Terry Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 306,951
	8.	Shared voting power 0
	9.	Sole dispositive power 306,951
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 306,951
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This Schedule 13D/A amends the Schedule 13D originally filed by the Filing Group described therein on September 9, 2010, and most recently amended on September 24, 2010 (the “Original Schedule 13D”), with respect to shares of common stock, $0.10 par value per share (the “Common Stock”), of Old Dominion Freight Line, Inc., a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 500 Old Dominion Way, Thomasville, NC 27360. Except as amended herein, the Original Schedule 13D remains in full force and effect and should be read together with this Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 is not amended except to the extent that the Common Stock holdings of the members of the Filing Group have been reduced, as described in detail under Items 4 and 5.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is not amended.

Item 4.	Purpose of the Transaction

Item 4 is amended to add the following to the end of the existing disclosure:

Between October 13, 2010 and October 29, 2010, the members of the Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees, sold an aggregate of 653,749 shares of Common Stock in open market transactions pursuant to the 10b5-1 Plans. Information regarding those sales is set forth under Item 5(c) below and is incorporated herein by reference.

Except as set forth herein, the Filing Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a), (b):

Earl E. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,072,298

Percentage: 3.6%

(b)	Sole power to vote or direct the vote: 1,861,361

Shared power to vote or direct the vote: 210,937

Sole power to dispose or direct the disposition: 1,861,361

Shared power to dispose or direct the disposition: 210,937

David S. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,422,416

Percentage: 4.2%

(b)	Sole power to vote or direct the vote: 1,233,940

Shared power to vote or direct the vote: 1,188,476

Sole power to dispose or direct the disposition: 1,233,940

Shared power to dispose or direct the disposition: 1,188,476

Marilyn M. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 121,801

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 121,801

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 121,801

Kathryn L. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 121,801

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 121,801

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 121,801

Helen S. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 514,223

Percentage: 0.9%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 514,223

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 514,223

Audrey L. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,749,489

Percentage: 4.9%

(b)	Sole power to vote or direct the vote: 632,345

Shared power to vote or direct the vote: 2,117,144

Sole power to dispose or direct the disposition: 632,345

Shared power to dispose or direct the disposition: 2,117,144

Audrey L. Congdon Irrevocable Trust Number Two Dated May 28, 2004

(a)	Aggregate number of shares of Common Stock beneficially owned: 45,375

Percentage: 0.1%

(b)	Sole power to vote or direct the vote: 45,375

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 45,375

Shared power to dispose or direct the disposition: 0

John B. Yowell

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,686,493

Percentage: 3.0%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,686,493

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 1,686,493

Seth Morgan Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010

(a)	Aggregate number of shares of Common Stock beneficially owned: 121,796

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 121,796

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 121,796

Shared power to dispose or direct the disposition: 0

Megan Elise Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010

(a)	Aggregate number of shares of Common Stock beneficially owned: 121,801

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 121,801

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 121,801

Shared power to dispose or direct the disposition: 0

Karen C. Pigman

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,653,994

Percentage: 3.0%

(b)	Sole power to vote or direct the vote: 807,857

Shared power to vote or direct the vote: 846,137

Sole power to dispose or direct the disposition: 807,857

Shared power to dispose or direct the disposition: 846,137

Melissa A. Penley

(a)	Aggregate number of shares of Common Stock beneficially owned: 121,796

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 121,796

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 121,796

Matthew A. Penley

(a)	Aggregate number of shares of Common Stock beneficially owned: 121,796

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 121,796

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 121,796

Mark A. Penley

(a)	Aggregate number of shares of Common Stock beneficially owned: 121,796

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 121,796

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 121,796

John R. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,755,892

Percentage: 4.9%

(b)	Sole power to vote or direct the vote: 2,544,955

Shared power to vote or direct the vote: 210,937

Sole power to dispose or direct the disposition: 2,544,955

Shared power to dispose or direct the disposition: 210,937

John R. Congdon, Jr.

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,612,579

Percentage: 4.7%

(b)	Sole power to vote or direct the vote: 1,693,652

Shared power to vote or direct the vote: 918,927

Sole power to dispose or direct the disposition: 1,693,652

Shared power to dispose or direct the disposition: 918,927

Susan C. Terry

(a)	Aggregate number of shares of Common Stock beneficially owned: 726,827

Percentage: 1.3%

(b)	Sole power to vote or direct the vote: 726,827

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 726,827

Shared power to dispose or direct the disposition: 0

Jeffrey W. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,775,755

Percentage: 5.0%

(b)	Sole power to vote or direct the vote: 1,856,828

Shared power to vote or direct the vote: 918,927

Sole power to dispose or direct the disposition: 1,856,828

Shared power to dispose or direct the disposition: 918,927

John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 307,925

Percentage: 0.6%

(b)	Sole power to vote or direct the vote: 307,925

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 307,925

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Mark Ross Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 308,177

Percentage: 0.6%

(b)	Sole power to vote or direct the vote: 308,177

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 308,177

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Peter Whitefield Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 280,120

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 280,120

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 280,120

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Michael Davis Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 283,898

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 283,898

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 283,898

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Mary Evelyn Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 283,896

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 283,896

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 283,896

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Kathryn Lawson Terry Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 307,110

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 307,110

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 307,110

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Nathaniel Everett Terry Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 304,866

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 304,866

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 304,866

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Hunter Andrew Terry Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 306,951

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 306,951

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 306,951

Shared power to dispose or direct the disposition: 0

(c): Between October 13, 2010 and October 29, 2010, the members of the Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees, sold an aggregate of 653,749 shares of Common Stock in open market transactions pursuant to the 10b5-1 Plans. Information regarding the sales is as follows:

Earl E. Congdon Revocable Trust (Earl E. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	18,589	$26.1118	(1)
10/15/10	18,065	$26.0081	(2)
10/18/10	9	$26
10/27/10	19,675	$28
10/28/10	18,817	$28.009	(3)
10/29/10	23,259	$28.0069	(4)
Total	98,414

David S. Congdon Revocable Trust (David S. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	4,969	$26.1118	(1)
10/15/10	4,829	$26.0081	(2)
10/18/10	3	$26
10/27/10	5,260	$28
10/28/10	5,030	$28.009	(3)
10/29/10	6,218	$28.0069	(4)
Total	26,309

David S. Congdon, as Custodian for Ashlyn L. Congdon

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,650	$26.1118	(1)
10/15/10	2,576	$26.0081	(2)
10/18/10	1	$26
10/27/10	2,805	$28
10/28/10	2,685	$28.009	(3)
10/29/10	3,316	$28.0069	(4)
Total	14,033

Marilyn Marie Congdon Revocable Declaration of Trust (Marilyn M. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,650	$26.1118	(1)
10/15/10	2,576	$26.0081	(2)
10/18/10	1	$26
10/27/10	2,805	$28
10/28/10	2,680	$28.009	(3)
10/29/10	3,316	$28.0069	(4)
Total	14,028

Kathryn Leigh Congdon Revocable Declaration of Trust (Kathryn L. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,650	$26.1118	(1)
10/15/10	2,576	$26.0081	(2)
10/18/10	1	$26
10/27/10	2,805	$28
10/28/10	2,680	$28.009	(3)
10/29/10	3,316	$28.0069	(4)
Total	14,028

Helen S. Congdon

Date	Number of Shares Sold	Weighted Average Price
10/13/10	414	$26.1118	(1)
10/15/10	401	$26.0081	(2)
10/18/10	2	$26
10/27/10	438	$28
10/28/10	420	$28.009	(3)
10/29/10	520	$28.0069	(4)
Total	2,195

Audrey L. Congdon Revocable Trust (Audrey L. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	5,384	$26.1118	(1)
10/15/10	5,232	$26.0081	(2)
10/18/10	3	$26
10/27/10	5,698	$28
10/28/10	5,450	$28.009	(3)
10/29/10	6,736	$28.0069	(4)
Total	28,503

Audrey L. Congdon Irrevocable Trust Number Two Dated May 28, 2004 (David S. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	139	$26.1118	(1)
10/15/10	133	$26.0081	(2)
10/27/10	146	$28
10/28/10	140	$28.009	(3)
10/29/10	172	$28.0069	(4)
Total	730

Seth Morgan Yowell Irrevocable Inter Vivos Trust (Audrey L. Congdon and John B. Yowell, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,650	$26.1118	(1)
10/15/10	2,576	$26.0081	(2)
10/18/10	1	$26
10/27/10	2,805	$28
10/28/10	2,685	$28.009	(3)
10/29/10	3,316	$28.0069	(4)
Total	14,033

Megan Elise Yowell Irrevocable Inter Vivos Trust (Audrey L. Congdon and John B. Yowell, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,650	$26.1118	(1)
10/15/10	2,576	$26.0081	(2)
10/18/10	1	$26
10/27/10	2,805	$28
10/28/10	2,680	$28.009	(3)
10/29/10	3,316	$28.0069	(4)
Total	14,028

Karen C. Pigman Revocable Trust (Karen C. Pigman, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	11,043	$26.1118	(1)
10/15/10	10,732	$26.0081	(2)
10/18/10	6	$26
10/27/10	11,699	$28
10/28/10	11,180	$28.009	(3)
10/29/10	13,818	$28.0069	(4)
Total	58,478

Melissa A. Penley Revocable Trust (Melissa A. Penley, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,650	$26.1118	(1)
10/15/10	2,576	$26.0081	(2)
10/18/10	1	$26
10/27/10	2,805	$28
10/28/10	2,685	$28.009	(3)
10/29/10	3,316	$28.0069	(4)
Total	14,033

Matthew A. Penley Revocable Trust (Matthew A. Penley, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,650	$26.1118	(1)
10/15/10	2,576	$26.0081	(2)
10/18/10	1	$26
10/27/10	2,805	$28
10/28/10	2,685	$28.009	(3)
10/29/10	3,316	$28.0069	(4)
Total	14,033

Mark A. Penley Revocable Trust (Mark A. Penley, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,650	$26.1118	(1)
10/15/10	2,576	$26.0081	(2)
10/18/10	1	$26
10/27/10	2,805	$28
10/28/10	2,685	$28.009	(3)
10/29/10	3,316	$28.0069	(4)
Total	14,033

John R. Congdon Revocable Trust (John R. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	19,710	$26.1118	(1)
10/15/10	19,154	$26.0081	(2)
10/18/10	11	$26
10/27/10	20,335	$28
10/28/10	19,450	$28.009	(3)
10/29/10	24,040	$28.0069	(4)
Total	102,700

John R. Congdon, Jr. Revocable Trust (John R. Congdon, Jr., Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	3,942	$26.1118	(1)
10/15/10	3,831	$26.0081	(2)
10/18/10	3	$26
10/27/10	3,939	$28
10/28/10	3,767	$28.009	(3)
10/29/10	4,656	$28.0069	(4)
Total	20,138

Susan C. Terry Revocable Trust (Susan C. Terry, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	7,255	$26.1118	(1)
10/15/10	7,051	$26.0081	(2)
10/18/10	5	$26
10/27/10	7,562	$28
10/28/10	7,233	$28.009	(3)
10/29/10	8,940	$28.0069	(4)
Total	38,046

Jeffrey W. Congdon Revocable Trust (Jeffrey W.Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	5,356	$26.1118	(1)
10/15/10	5,205	$26.0081	(2)
10/18/10	3	$26
10/27/10	5,435	$28
10/28/10	5,200	$28.009	(3)
10/29/10	6,429	$28.0069	(4)
Total	27,628

John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. (John R. Congdon, Jr., Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	3,821	$26.1118	(1)
10/15/10	3,713	$26.0081	(2)
10/18/10	2	$26
10/27/10	3,839	$28
10/28/10	3,672	$28.009	(3)
10/29/10	4,539	$28.0069	(4)
Total	19,586

John R. Congdon Trust for Mark Ross Congdon (John R. Congdon, Jr., Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	3,821	$26.1118	(1)
10/15/10	3,713	$26.0081	(2)
10/18/10	2	$26
10/27/10	3,839	$28
10/28/10	3,672	$28.009	(3)
10/29/10	4,539	$28.0069	(4)
Total	19,586

John R. Congdon Trust for Peter Whitefield Congdon (Jeffrey W. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	3,920	$26.1118	(1)
10/15/10	3,810	$26.0081	(2)
10/18/10	3	$26
10/27/10	3,974	$28
10/28/10	3,800	$28.009	(3)
10/29/10	4,698	$28.0069	(4)
Total	20,205

John R. Congdon Trust for Michael Davis Congdon (Jeffrey W. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	3,975	$26.1118	(1)
10/15/10	3,864	$26.0081	(2)
10/18/10	3	$26
10/27/10	4,003	$28
10/28/10	3,828	$28.009	(3)
10/29/10	4,732	$28.0069	(4)
Total	20,405

John R. Congdon Trust for Mary Evelyn Congdon (Jeffrey W. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	3,975	$26.1118	(1)
10/15/10	3,864	$26.0081	(2)
10/18/10	3	$26
10/27/10	4,003	$28
10/28/10	3,828	$28.009	(3)
10/29/10	4,732	$28.0069	(4)
Total	20,405

John R. Congdon Trust for Kathryn Lawson Terry (John R. Congdon, Jr. and Jeffrey W. Congdon, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,871	$26.1118	(1)
10/15/10	2,790	$26.0081	(2)
10/18/10	2	$26
10/27/10	2,951	$28
10/28/10	2,822	$28.009	(3)
10/29/10	3,489	$28.0069	(4)
Total	14,925

John R. Congdon Trust for Nathaniel Everett Terry (John R. Congdon, Jr. and Jeffrey W. Congdon, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	2,098	$26.1118	(1)
10/15/10	2,039	$26.0081	(2)
10/18/10	1	$26
10/27/10	2,542	$28
10/28/10	2,431	$28.009	(3)
10/29/10	3,005	$28.0069	(4)
Total	12,116

John R. Congdon Trust for Hunter Andrew Terry (John R. Congdon, Jr. and Jeffrey W. Congdon, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
10/13/10	994	$26.1118	(1)
10/15/10	966	$26.0081	(2)
10/27/10	2,922	$28
10/28/10	2,795	$28.009	(3)
10/29/10	3,454	$28.0069	(4)
Total	11,131

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.00 to $26.32, inclusive. The reporting person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this Schedule.

(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.00 to $26.17, inclusive. The reporting person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this Schedule.

(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.015, inclusive. The reporting person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this Schedule.

(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.08, inclusive. The reporting person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this Schedule.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is not amended.

Item 7.	Material to be filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated September 9, 2010, between and among the members of the Filing Group, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, incorporated herein by reference from Exhibit 1 to the Schedule 13D filed by the Filing Group on September 9, 2010.

2	Power of Attorney executed by the members of the Filing Group authorizing Joel B. McCarty, Jr., J. Wes Frye, John P. Booker, III and Alice G. Gibson, and each of them, to sign and file Schedule 13D and related documents and amendments thereto on behalf of each person or entity who executed such Power of Attorney, incorporated herein by reference from Exhibit 2 to the Schedule 13D filed by the Filing Group on September 9, 2010.

3	Form of Rule 10b5-1 Sales Plan between Stifel, Nicolaus & Company, Incorporated and the members of the Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees, incorporated herein by reference from Exhibit 3 to the Schedule 13D filed by the Filing Group on September 9, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2010

EARL E. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Earl E. Congdon

DAVID S. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
David S. Congdon

MARILYN M. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Marilyn M. Congdon

KATHRYN L. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Kathryn L. Congdon

HELEN S. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Helen S. Congdon

AUDREY L. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Audrey L. Congdon

AUDREY L. CONGDON IRREVOCABLE TRUST NUMBER TWO DATED MAY 28, 2004

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
David S. Congdon, Trustee

JOHN B. YOWELL

/s/ Joel B. McCarty, Jr., by Power of Attorney
John B. Yowell

SETH MORGAN YOWELL IRREVOCABLE INTER VIVOS TRUST DATED AUGUST 25, 2010

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Audrey L. Congdon, Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John B. Yowell, Co-Trustee

MEGAN ELISE YOWELL IRREVOCABLE INTER VIVOS TRUST AUGUST 25, 2010

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Audrey L. Congdon, Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John B. Yowell, Co-Trustee

KAREN C. PIGMAN

/s/ Joel B. McCarty, Jr., by Power of Attorney
Karen C. Pigman

MELISSA A. PENLEY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Melissa A. Penley

MATTHEW A. PENLEY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Matthew A. Penley

MARK A. PENLEY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Mark A. Penley

JOHN R. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon

JOHN R. CONGDON, JR.

/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr.

SUSAN C. TERRY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Susan C. Terry

JEFFREY W. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon

JOHN R. CONGDON TRUST FOR JEFFREY WHITEFIELD CONGDON, JR. DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARK ROSS CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR PETER WHITEFIELD CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR MICHAEL DAVIS CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR MARY EVELYN CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Co-Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Co-Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Co-Trustee